Exhibit(m)(1)

DISTRIBUTION AND SERVICE PLAN FIDELITY COMMONWEALTH TRUST:

FIDELITY NASDAQ COMPOSITE INDEX TRACKING STOCK

1.

This Distribution and Service Plan (the “Plan”), when effective in accordance with its terms, shall be the written plan contemplated by Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”) for Fidelity Nasdaq Composite Index Tracking Stock (the “Fund”), a portfolio of Fidelity Commonwealth Trust (the “Trust”).

2.

The Trust has entered into a General Distribution Agreement on behalf of the Fund with Fidelity Distributors Corporation (the “Distributor”), under which the Distributor uses all reasonable efforts, consistent with its other business, to secure purchasers of the Fund’s shares of beneficial interest (the “Shares”). Such efforts may include, but neither are required to include nor are limited to, the following: (1) formulation and implementation of marketing and promo- tional activities, such as mail promotions and television, radio, newspaper, magazine and other mass media advertising; (2) preparation, printing and distribution of sales literature; (3) prepara- tion, printing and distribution of prospectuses of the Fund and reports to recipients other than the existing shareholders of the Fund; (4) obtaining such information, analyses and reports with re- spect to marketing and promotional activities as the Distributor may, from time to time, deem advisable; (5) making payments to securities dealers and others engaged in the sale of Shares or who engage in shareholder support services; and (6) providing training, marketing and support to such dealers with respect to the sale of Shares.

3.

The Fund presently pays, and will continue to pay, a management fee to Fidelity Management & Research Company (the “Adviser”) pursuant to a management agreement be- tween the Fund and the Adviser (the “Management Contract”). It is recognized that the Adviser may use its management fee revenue, as well as its past profits or its resources from any other source, to make payment to the Distributor with respect to any expenses incurred in connection with the distribution of Fund Shares, including the activities referred to in paragraph 2 hereof. To the extent that the payment of management fees by the Fund to the Adviser should be deemed to be indirect financing of any activity primarily intended to result in the sale of Fund Shares within the meaning of Rule 12b-1, then such payment shall be deemed to be authorized by this Plan.

4.

This Plan shall become effective upon the approval by a vote of a majority of the Trustees of the Trust, including a majority of Trustees who are not “interested persons” of the Trust (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to the Plan (the “Independent Trustees”), cast in person at a meeting called for the purpose of voting on this Plan.

5.

This Plan shall, unless terminated as hereinafter provided, remain in effect until June 30, 2017, and from year to year thereafter; provided, however, that such continuance is sub- ject to approval annually by a vote of a majority of the Trustees of the Trust, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan. This Plan may be amended at any time by the Board of Trustees, provided that (a) any amendment to authorize direct payments by the Fund to finance any activity primarily intended to result in the sale of shares of the Fund, or to increase materially the amount spent by the Fund for distribution shall be effective only upon approval by a vote of a majority of the outstanding voting securities of the Fund and (b) any material amendment of this Plan shall be effective only upon approval in the manner provided in the first sentence of this paragraph 5.

6.

This Plan may be terminated at any time, without the payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding vot- ing securities of the Fund.

7.

During the existence of this Plan, the Trust shall require the Adviser and/or the Dis- tributor to provide the Trust, for review by the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended in connection with financing any activity pri- marily intended to result in the sale of shares of the Fund (making estimates of such costs where necessary or desirable) and the purposes for which such expenditures were made.

8.

This Plan does not require the Adviser or Distributor to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of Fund shares.

9.

Consistent with the limitation of shareholder liability as set forth in the Trust’s Declaration of Trust or other organizational document, any obligation assumed by the Fund pur- suant to this Plan and any agreement related to this Plan shall be limited in all cases to the Fund and its assets and shall not constitute an obligation of any shareholder of the Trust or of any oth- er series of the Trust or class of such series.

10.

If any provision of the Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

The Nasdaq CompositeR, Nasdaq Composite IndexR, and NasdaqR are trade or service marks of The Nasdaq Stock Market, Inc. (which with its Affiliates are the “Corporations”) and are licensed for use by Fidelity. The product(s) have not been passed on by the Corporations as to their legality or suitability. The product(s) are not issued, endorsed, or sold by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABIL- ITY WITH RESPECT TO THE PRODUCT(S).